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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ANGLOGOLD ASHANTI HOLDINGS PLC
(Name of Filing Company (offerer))

ANGLOGOLD ASHANTI HOLDINGS
FINANCE PLC
(Name of Subject Company (Issuer))

3.50% Guaranteed Convertible Bonds due 2014
(Title of Class of Securities)

03512QAA5 (144A) and G03791AA1 (Reg S)
(CUSIP Numbers of Class of Securities)

Company Secretary: Tracy Garrett
AngloGold Ashanti Holdings plc
1st Floor, Atlantic House, 4-8 Circular Road, Douglas, Isle of Man
Telephone: +44 1624 697 280
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of
Filing Person)

COPIES TO:
William J. Whelan III
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$749,968,090	$102,295.65

*
This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that all. 3.50% Guaranteed Convertible Bonds due 2014 (the "Bonds") of AngloGold Ashanti Holdings Finance plc outstanding as of July 25, 2013 will be purchased at the purchase price of $1,015 in cash per $1,000 principal amount of Bonds tendered, plus accrued and unpaid interest up to, but excluding, the settlement date. As of July 25, 2013, there was $732,500,000 aggregate principal amount of Bonds outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third-party tender offer subject to Rule 14d-1.

  ☒ issuer tender offer subject to Rule 13e-4.

  ☐ going-private transaction subject to Rule 13e-3.

  ☐ amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed with the Securities and Exchange Commission (the "SEC") by AngloGold Ashanti Holdings plc, a corporation organized under the laws of the Isle of Man (the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the Company's offer (the "Offer") to purchase for cash any and all of the outstanding 3.50% Guaranteed Convertible Bonds due 2014 (the "Bonds") of AngloGold Ashanti Holdings Finance plc (the "Issuer"), a wholly owned subsidiary of the Company, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated July 25, 2013 (the "Offer to Purchase"), which is attached as an exhibit to this Schedule TO. The Offer will expire at 11:59 p.m., New York City time, on August 21, 2013, unless the Offer is extended or earlier terminated by the Company (such date and time, as it may be extended by the Company, the "Expiration Time").

        Upon the terms and subject to the conditions of the Offer, holders of Bonds who validly tender and do not validly withdraw their Bonds prior to the Expiration Time, will receive, for each $1,000 principal amount of such Bonds, a cash purchase price (the "Purchase Price") equal to $1,015. In addition, holders will receive, in respect of their Bonds that are accepted for purchase, accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.

        Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase in the section entitled "Summary Terms of the Offer" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) Name and Address.    The issuer is AngloGold Ashanti Holdings Finance plc, a company organized under the laws of the Isle of Man. The address of the Issuer's principal executive offices is 1st Floor, Atlantic House, 4-8 Circular Road, Douglas, Isle of Man. The Issuer's telephone number at that address is +44 1624 697 280.

        (b) Securities.    The subject securities are the Issuer's 3.50% Guaranteed Convertible Bonds due 2014. As of July 25, 2013, the aggregate principal amount of the Bonds outstanding was $732,500,000.

        (c) Trading Market and Price.    The information set forth in the Offer to Purchase in the section entitled "Price Range of the Bonds and ADS and Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) Name and Address.    The Company, an affiliate of the Issuer, is the filing person. The address of the Company's principal executive offices is 1st Floor, Atlantic House, 4-8 Circular Road, Douglas, Isle of Man. The Company's telephone number at that address is +44 1624 697 280.

        As required by Instruction C to Schedule TO, the following persons are the directors, executive officers and controlling persons of the Company.

Name	Position
Donald Clague Lindsay	Director; chairman of the board
Lloyd Craig McGlew	Managing director
Richard Neil Duffy	Non-executive director
Jonathan Gourlay Best	Independent non-executive director
Charles Peter Arthur Vanderpump	Independent non-executive director
Dewald Lambertus Joubert	Independent non-executive director
Maria Sanz Perez	Alternate director to Richard Neil Duffy
Robert Paul Harling Hayes	Alternate director to Jonathan Gourlay Best
Hendrik Johannes Snyman	Alternate director to Dewald Lambertus Joubert
Tracy Garrett	Company secretary

        The address and telephone number of each director and executive officer is: c/o AngloGold Ashanti Holdings plc, 1st Floor, Atlantic House, 4-8 Circular Road, Douglas, Isle of Man, and each such person's telephone number is +44 1624 697 280.

        As required by Instruction C to Schedule TO, the following persons are the directors, executive officers and controlling persons of AngloGold Ashanti Limited.

Name	Position
Srinivasan Venkatakrishnan	Executive director, and chief executive officer
Tito T. Mboweni	Independent non-executive director and chairman
Rhidwaan Gasant	Independent non-executive director
Nozipho P. January-Bardill	Independent non-executive director
Michael J. Kirkwood	Independent non-executive director
Lumkile W Nkuhlu	Independent non-executive director
Sipho M. Pityana	Non-executive director
Rodney J. Ruston	Independent non-executive director
Mike O'Hare	Chief operating officer, South Africa region
Ron Largent	Chief operating officer, continental African, Americas and Australia regions
David Noko	Executive vice president, sustainable development
Charles Carter	Executive vice president, strategy and business development
Italia Boninelli	Executive vice president, people & organisational development
Richard Duffy	Chief financial officer
Maria Sanz Perez	Executive vice president, general counsel and company secretary
Yedwa Simelane	Executive vice president, stakeholder relations
Graham Ehm	Executive vice president, planning and technical

        The address and telephone number of each director and executive officer is: c/o AngloGold Ashanti Limited, 76 Jeppe Street, Newtown, Johannesburg, South Africa 2001, and each such person's telephone number is +27 11 637-6306.

Item 4.    Terms of the Transaction.

        (a) Material Terms.    The information set forth in the sections of the Offer to Purchase entitled "Summary Terms of the Offer," "The Offer—Principal Amount of Bonds; Price," "The Offer—Procedures for Tendering the Bonds," "The Offer—Withdrawal of Tenders," "The Offer—Purchase of the Bonds; Payment of Purchase Price," "The Offer—Source and Amount of Funds," "The Offer—Extension of the Offer; Termination; Amendment," "Purpose, Effects and Plans—Material Differences in the Rights of Holders of the Bonds as a Result of the Offer," "Purpose, Effects and Plans—Accounting Treatment of Repurchases of the Bonds in the Offer" and "Material United States Federal Income Tax Consequences" is incorporated herein by reference.

        (b) Purchases.    The information set forth in the section of the Offer to Purchase entitled "The Offer—Security Ownership" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e) Agreements Involving the Subject Company's Securities.    None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) Purposes.    The information set forth in the section of the Offer to Purchase entitled "Purpose, Effects and Plans—Purpose of the Offer" is incorporated herein by reference.

        (b) Use of Securities Acquired.    The information set forth in the section of the Offer to Purchase entitled "Purpose, Effects and Plans—Retirement and Cancellation" is incorporated herein by reference.

        (c) Plans.    The information set forth in the section of the Offer to Purchase entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) Source of Funds.    The information set forth in the section of the Offer to Purchase entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (b) Conditions.    The information set forth in the sections of the Offer to Purchase entitled "The Offer—Source and Amount of Funds" and "The Offer—Conditions of the Offer" are incorporated herein by reference. There are no alternative financing arrangements.

        (d) Borrowed Funds.    Not applicable.

Item 8.    Interest in the Securities of the Subject Company.

        (a) Securities Ownership.    The information set forth in the section of the Offer to Purchase entitled "The Offer—Security Ownership" is incorporated herein by reference.

        (b) Securities Transactions.    The information set forth in the section of the Offer to Purchase entitled "The Offer—Security Ownership" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a) Solicitations or Recommendations.    The information set forth in the sections of the Offer to Purchase entitled "The Offer—No Recommendation" and "Dealer Managers and Depositary and Information Agent" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a) Financial Information.

        (1)   The information set forth in "Part I, Item 8, Financial Information" of the Annual Report on Form 20-F for AngloGold Ashanti Limited for the fiscal year ended December 31, 2012 is incorporated herein by reference.

        (2)   The information set forth in the Quarterly Report on Form 6-K for AngloGold Ashanti Limited for the fiscal quarter ended March 31, 2013 is incorporated herein by reference.

        (3)   The information set forth in "Summary Financial Data" in the Company's Preliminary Prospectus Supplement filed with the SEC on July 15, 2013 is incorporated herein by reference.

        (4)   The information set forth in the section of the Offer to Purchase entitled "Price Range of the Bonds and Common Stock and Dividends—Book Value per Share" is incorporated herein by reference.

        (b) Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a) Agreements, Regulatory Requirements and Legal Proceedings.    Not applicable.

        (b) Other Material Information.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

        Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated July 25, 2013.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated July 24, 2013 (incorporated by reference as Exhibit 99.1 to the Company's Schedule TO dated July 24, 2013).
(a)(5)(ii)	Press Release, dated July 25, 2013.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2013	ANGLOGOLD ASHANTI HOLDINGS PLC
	By:	/s/ DEWALD LAMBERTUS JOUBERT
		Name:	Dewald Lambertus Joubert
		Title:	Deputy Chairman

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated July 25, 2013.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated July 24, 2013 (incorporated by reference as Exhibit 99.1 to the Company's Schedule TO dated July 24, 2013).
(a)(5)(ii)	Press Release, dated July 25, 2013.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in the Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX